UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 12, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE
ACT OF 1934

Alpha & Omega Semiconductor Limited

File Nos. 333-165823 and 001-34717 - CF#32970

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Alpha & Omega Semiconductor Limited submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on March 31, 2010, as amended, a Form 20-F filed on September 2, 2010 and a Form 10-K filed on September 9, 2011.

Based on representations by Alpha & Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.8	F-1	March 31, 2010	July 27, 2017
10.10	F-1	March 31, 2010	July 27, 2017
4.18	20-F	September 2, 2010	July 27, 2017
4.20	20-F	September 2, 2010	July 27, 2017
10.15	10-K	September 9, 2011	July 27, 2017
10.18	10-K	September 9, 2011	July 27, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary